UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[X] **Form C: Offering Statement**

[ ] **Form C-U: Progress Update;**

[ ] **Form C/A: Amendment to Offering Statement:**

    [ ] **Check box if Amendment is material and investors must reconfirm within five business days.**

[ ] **Form C-AR: Annual Report**

[ ] **Form C-AR/A: Amendment to Annual Report**

[ ] **Form C-TR: Termination of Reporting**

Name of issuer: Gold + Bern LLC DBA All Better Co.

Legal status of issuer:

    Form: Limited Liability Company

    Jurisdiction of Incorporation/Organization: CA

    Date of organization: October 28, 2020

Physical address of issuer: 17412 Ventura Blvd. #676 Encino, CA 91316

Website of issuer: www.allbetterco.com

Is there a Co-Issuer: Yes

Name of intermediary through which the offering will be conducted: Dalmore Group LLC

CIK number of the intermediary:

SEC file number of intermediary: **8-67002**

CRD number, if applicable, of intermediary: **136352**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

$15,000 due diligence fee, $2,000 per closing after initial closing, and 4% of funds raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: SAFE

Target number of securities to be offered: 5000

Price (or method for determining price): $1.00

Target offering amount: $5000

Oversubscriptions accepted: [X] Yes   [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis   [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $1,200,000

Deadline to reach the target offering amount: August 6, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Total Assets:	Most recent fiscal year-end:	179,304	Prior fiscal year-end:	88,073
Cash & Cash Equivalents:	Most recent fiscal year-end:	16,212	Prior fiscal year-end:	25,923
Accounts Receivable:	Most recent fiscal year-end:	1,694	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	270,036	Prior fiscal year-end:	69,318
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	51,329	Prior fiscal year-end:	34,836
Cost of Goods Sold:	Most recent fiscal year-end:	11,020	Prior fiscal year-end:	10,193
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-189,052	Prior fiscal year-end:	-225,731

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8
X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


Gold + Bern LLC
(Issuer)

/s/ Merav Goldman, manager
(Signature and Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Merav Goldman
(Signature)

Manager
(Title)

August 6, 2024
(Date)

/s/ Stacy Bernstein
(Signature)

Manager
(Title)

August 6, 2024
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT

GOLD + BERN LLC
Target Offering Amount of $5,000
Maximum Offering Amount of $1,200,000

Gold + Bern LLC (the "**Company**," "**All Better Co.,**" "**we**," "**us**", or "**our**"), is offering a minimum amount of $5,000.00 (the "**Target Offering Amount**"), and up to $1,200,000 ("**Maximum Offering Amount**"), of simple agreements for future equity of the Company (the "**Securities**" or "**SAFEs**") in $1.00 increments (this **"Offering"**). The minimum investment for any investor is $500, unless waived by the Company on a case-by-case basis. We must raise an amount equal to or greater than the Target Offering Amount by August 6, 2025 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Investments will be made through SPV – ABC Recess LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer"). Investors will purchase interests in the Co-Issuer for $1.00 per interest and the Co-Issuer will purchase a corresponding number of SAFEs from the Company. Interests in the Co-Issuer will be sold on the same terms as SAFEs in the Company.

In addition, the Company is offering bonus rewards for investors who invest in the Offering by a particular time. These investors will be issued additional interests in the Co-Issuer and the Co-Issuer will purchase the additional corresponding number of SAFEs from the Company.

Tier I: Investors who invest within the first 30 days of the Offering will receive 20% bonus interests in the Co-Issuer.

Tier II: Investors who invest within the first 45 days of the Offering will receive 15% bonus interests in the Co-Issuer.

Tier III: Investors who invest within the first 60 days of the Offering will receive 10% bonus interests in the Co-Issuer.
* All time periods end at 11:59pm EST (UTC-05:00). By way of example, Tier I rewards begin on the SEC Accepted Date posted for the Form C filing and ends at 11:59pm EST (UTC-05:00) 30 days later.

The Offering is being made through Dalmore Group LLC (the "**Intermediary**"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. All committed funds will be held in an escrow account ("**Escrow Account**") with North Capital Private Securities Corp. (the "**Escrow Facilitator**").

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT

IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The date of this Form C Offering Statement is August 6, 2024.

TABLE OF CONTENTS

[*Remainder of page intentionally left blank*]

ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement. You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities.

The Company

The Company was organized as a limited liability company in California on October 28, 2020. The Company is a modern first aid brand, operating under the name All Better Co., that makes plant-based (including CBD) topical solutions to treat bites, bumps, sunburns, and bandages. The Company began operations in 2022 after two years of research and development.

Capital Structure

The Company is authorized to issue two classes of common membership interests of the Company ("Interests" or "Units"), Class A and Class B. The Company has authorized 500,000 Class A Units and unlimited Class B Units. Class A Units are the only Units entitled to vote on Company matters; Class B Units are not entitled to vote. The Company is also authored to issue up to 1,000,000 Preferred Units, subject to such terms, conditions and restrictions as may be specified by the Company. The Preferred Units will not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Company's members.

To date, the Company has issued and outstanding:

500,000 Class A Units to its Managers
20,000 warrants to buy common Units
$109,500 SAFEs $6M Valuation Cap; 15% Discount
$_50,000_____ SAFEs $6M Valuation Cap; 20% Discount
$___153,129_____ SAFEs $8M Valuation Cap; 15% Discount

Management

We are managed by our founders, Merav Goldman and Stacy Bernstein (the "**Managers**"). They will manage all Company assets and operations and perform all other duties prescribed for in our operating agreement, as amended from time to time ("**Operating Agreement**"). No other person shall have any right or authority to act for or bind the Company except as permitted in our Operating Agreement or as required by law. Our Managers will have no personal liability for the obligations of the Company.

Distributions

Distributions of available cash will be made only when declared by our Managers. Distributions to Preferred Unit holders will be made pursuant to the terms of the designation of such Units. Common Unit holders will share ratably in distributions available after distributions to Preferred Units. We do not expect that the Company will declare distributions within the 12 months following this offering and no distributions are guaranteed.

Transfer Restrictions

Our Operating Agreement (attached as Exhibit C) and the Co-Issuer' operating Agreement ("**SPV Operating Agreement**") contain significant restrictions on the transfer of interests therein, respectively. Furthermore, as our Securities are not registered under the Securities Act, transfers of our Securities may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our securities and none is likely to develop in the future.

The Offering

We are offering a Target offering Amount of $5,000.00, and a Maximum Offering Amount up to $1,200,000 of SAFEs in $1.00 increments. The minimum investment for any investor is $500, unless waived by the Company on a case-by-case basis. We must raise an amount equal to or greater than the Target Offering Amount by August 6, 2025. Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Investments will be made through SPV – ABC Recess LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933. Investors will purchase interests in the Co-Issuer for $1.00 each and the Co-Issuer will purchase a corresponding number of SAFEs from the Company. Interests in the Co-Issuer will be sold on the same terms as SAFEs in the Company.

In addition, the Company is offering bonus rewards for investors who invest in the Offering by a particular time. These investors will be issued additional interests in the Co-Issuer and the Co-Issuer will purchase the additional corresponding number of SAFEs from the Company.

Tier I: Investors who invest within the first 30 days of the Offering will receive 20% bonus interests in the Co-Issuer.

Tier II: Investors who invest within the first 45 days of the Offering will receive 15% bonus interests in the Co-Issuer.

Tier III: Investors who invest within the first 60 days of the Offering will receive 10% bonus interests in the Co-Issuer.

* All time periods end at 11:59pm EST (UTC-05:00). By way of example, Tier I rewards begin on the SEC Accepted Date posted for the Form C filing and ends at 11:59pm EST (UTC-05:00) 30 days later.

SAFEs are being offered on a "best efforts" basis.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:
 A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or
B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:
i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.
ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.
iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

All offering proceeds will be held in the Escrow Account until the closing of such funds. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

MANAGEMENT AND KEY PERSONS

The Company operates under the direction of our Managers, who are responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company.

Name	Position and Offices Held	Term of Office
Stacy Bernstein	Manager	October, 2020 – Present
Merav Goldman	Manager	October, 2020 – Present

Both Merav and Stacy have worked for only the Company in the past three years. They collectively oversee the day-to-day operations of the Company. Before founding the Company, they were each managing their children's homeschooling during the pandemic. Stacy holds a Bachelor of Arts degree and Merav holds a Bachelor of Arts and a Master's degree in education. Merav and Stacy also serve as managers of the Co-Issuer. To the extent that there are divergent interests between the Company and the Co-Issuer, Merav and Stacy will face conflicts of interest in asserting and defending the rights of one entity versus the other, in which case, the Co-Issuer might seek independent management, for which the Company would be obligated to pay. .

Indemnification

Indemnification is authorized by the Company to our managers, officers, and persons performing services for the Company pursuant to California law and the Company's Operating Agreement. Indemnification is also authorized by the Co-Issuer to our managers and officers and persons performing services for the Co-Issuer pursuant to Wyoming law and the SPV Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is authorized to issue two classes of common membership interests of the Company ("Interests" or "Units"), Class A and Class B. The Company has authorized 500,000 Class A Units and unlimited Class B Units. Class A Units are the only Units entitled to vote on Company matters; Class B Units are not entitled to vote. SAFEs sold in this Offering will convert to Class B Units, if and when there is an event that triggers conversion. The Company is also authored to issue up to 1,000,000 Preferred Units, subject to such terms, conditions and restrictions as may be specified by the Company. The Preferred Units will not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Company's members.

Outstanding Interests

As of the date of this Offering Statement, there are 500,000 Class A Units issued and outstanding.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Offering Statement, the Company has the following derivative securities issued and outstanding:

20,000 warrants to purchase common Units. Each warrant is exercisable at $0.01. 15,000 warrants expire in 2028 and the rest expire in 2025. Due to the low exercise price of these warrants, Investors will experience dilution if the warrants are exercised and the SAFEs offered hereby are also converted.

$__109,500_____ SAFEs $6M Valuation Cap; 15% Discount
$_5,000_____ SAFEs $6M Valuation Cap; 20% Discount
$__153,129_____ SAFEs $8M Valuation Cap; 15% Discount

Outstanding Debt

As of December 31, 2023, the Company had $10,708 of outstanding loans payable to unrelated parties and $215,000 due to related parties, including $15,000 due to a founder and $200,000 due to a service provider that has provided certain services and funding in relation to this Offering. The Company also had $44,328 of accounts payable and accrued expenses. Since December, 2023, the Company the Company has taken another $13,300 from its line of credit.

Principal Security Holders

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power. As of such date, there were 500,000 Class A Units eligible to vote.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Merav Goldman	250,000 Class A Units	50.00%
Stacy Bernstein	250,000 Class A Units	50.00%

DESCRIPTION OF BUSINESS

Description of the Business

The Company was organized as a limited liability company in California in October, 2020. It does business under the name "All Better Co." It is headquartered in California. Neither the Company nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Today's first aid is stuck in the past. We're reimagining how we soothe cuts, scrapes, and bites, using naturally derived ingredients, including CBD. All Better Co.'s products are powered by plants and made by moms.

After two years of research and R&D, All Better Co. Launched our website and products in June 2022. We launched with Our Don't Scratch That Patch and our Don't Scratch that Pen - our Better solutions/remedies for mosquito bites. We launched direct to consumer and worked to create an organic buzz and awareness around our products. After six months we began cold outreach to retailers to begin our wholesale program. Within the next 4-6 months we secured about 25 retailers throughout the US, including specialty stores, national retailers, resort stores and more. In 2023 our Don't Scratch that Pen was named Parents.com best new skincare product for kids.

Our current product lines consist of:

Beat the Bugs: Don't Scratch That Kit; Don't Scratch That Patches; Don't Scratch That Pen; Beat the Bugs Kit; So Long, Suckers Spray Serum; Camp Bundle.
Better First Aid: Better Bandage.
Better Skin: Better Skin Bundle; Better Lippy; Better Balm.
Better Threads: Better Days Ankle Socks; All Better Co. Canvas Tote; Better Days Hat.

Certain of our products, such as our Don't Scratch that Pen and bug spray, contain Cannabidiol (CBD). We believe that CBD is nature's wonder ingredient. Our bodies contain endocannabinoid receptors that tap into our healing center. By including what we think is the right amount of CBD, we intend for our products to unlock these receptors. We use premium grade hemp-derived CBD that wont get you high.

All of our products are manufactured by third parties. These parties have agreed to create and manufacture our products according to our specifications. Such manufacturers may create and manufacture similar products for customers other than the Company, including those that compete with the Company. Generally, the manufacturers are in charge of packaging and labeling our products, which are then shipped to the Company. The Company is generally responsible for fulfillment of customer orders. We are responsible for ensuring our products comply with all applicable laws, including the FDCA, FTCA, and California Prop 65. We have agreed to indemnify our manufacturers under certain listed events. Generally, our agreements state that the manufacturer owns the formulas for our products with us generally having some contractual right to acquire such rights upon certain events. The loss of and provider as a manufacturer could have a material negative impact of our business if we are unable to find a replacement manufacturer prior to the old manufacturer ceasing services.

Sales Channels

A majority of our products are sold direct to consumers through our website. However, we have begun to expand our wholesale footprint and are now available through retailers in all major regions of the U.S. We expect to expand to Grocers (regional and national), Pharmacy (national and independent), Big Box (regional and national), Hospitality partners. Our customers are primarily heads of households who want to soothe cuts, scrapes, and bites naturally.

Intellectual Property

The Company has been issued the trademark "All Better Co." for droppers, dispensers, and applicators prefilled with cream, moisturizers, lotion, gel, cosmetic solutions, and other similar fillers, for cosmetic purposes. At the current time, the Company does not own the formulas for its products, but it does hold a contractual right to acquire such formulas from its manufacturer.

Regulation

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities, including those overseen by the FDA. These laws and regulations are subject to change.

Competition

We compete with many other entities engaged in the development and sale of first aid and repellent products, many of which have greater resources than we do. We compete not only with the big name brands like Johnson and Johnson, but also smaller companies using natural ingredients who would appeal to our customer base. Many of these entities have significant financial and other resources, including operating experience, allowing them to compete effectively with us. Competitors with substantially greater financial resources than us may generally be able to accept more risk than we can prudently manage. This competition could adversely affect our business.

Employees

The Company has two employees, our Managers, Stacy Bernstein and Merav Goldman.

Litigation

The Company is not subject to any current litigation or threatened litigation.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

<u>**Risks Related to the Company's Business and Industry**</u>

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. The terms on which we raise additional capital could be better than the terms offered in this Offering. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

If our Manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on our Manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom could be difficult to replace.

The Company has a lack of significant operating history for investors to evaluate.

The Company was recently formed and has not significant revenues and has limited operating history upon which prospective Investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any SAFEs.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of Our Manager.

Our Operating Agreement provides that Our Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Operating Agreement or under any other law, rule or regulation or in equity.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Managers, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our SAFEs.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The global economy, the financial markets and political conditions of various countries can adversely affect the supply of and demand for works of our products.

Global political conditions and world events may affect our business through their effect on the economies of various countries, as well as on the willingness of potential buyers to purchase our products in the wake of economic uncertainty. Accordingly, weakness in those economies and financial markets can adversely affect the supply of and demand for our products. Furthermore, global political conditions may also influence the enactment of legislation that could adversely impact our business.

Supply chain disruptions could be harmful to our operations.

Supply chain disruption poses a significant risk to our Company, and could negatively impact our ability to innovate, manufacture, and deliver products to customers effectively. Our Company relies on complex supply networks, involving intricate chains of suppliers, manufacturers, and distributors. Any disruption, whether due to natural disasters, geopolitical tensions, or unexpected events like the recent COVID-19 pandemic, can lead to shortages in essential components. This means potential delays in production and shipment, increased costs due to expedited sourcing, and, ultimately, dissatisfied customers.
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Our Company is subject to legal risk if customers, or others, are injured due to product defects related to our products.

Any defects in our products leading to property damage, injuries, or even loss of life could be detrimental to the Company. Determining responsibility in such cases can be difficult. The Company could be subject to litigation if our products are involved in any such cases. Ensuring comprehensive and robust insurance coverage, implementing stringent quality control measures, and staying abreast of evolving regulations are vital steps for our Company to mitigate these liability risks effectively.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed.

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. Additionally, the actions of developers or advertisers may negatively affect our customers. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The markets for our products may develop more slowly than we expect, or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. In particular, we do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors in this space who may have more resources and time in the industry than we do. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed.

Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations may rely on the Company's third-party service providers. Specifically, we are highly reliant on our product manufacturers to source ingredients for our products, create formulas for our products and manufacture our products. Our reliance on suppliers involves certain risks, including: shortages of components, commodities, or other materials, which could adversely affect our manufacturing efficiencies and ability to make timely delivery of our products, solutions, and services; changes in the cost of these purchases due to inflation, exchange rate fluctuations, taxes, tariffs, commodity market volatility, or other factors that affect our suppliers; poor quality or an insecure supply chain, which could adversely affect the reliability and reputation of our products, solutions, and services; embargoes, sanctions, and other trade restrictions that may affect our ability to purchase from various suppliers; and intellectual property risks such as challenges to ownership of rights or alleged infringement by suppliers. Any interruptions, delays, or disruptions in and to the delivery of such services could expose the Company to liability and harm the Company's business and reputation.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

We have substantial doubt in our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. Our independent registered public accounting firm has issued a report that includes an explanatory paragraph referring to our recurring losses from operations and expressing substantial doubt in our ability to continue as a going concern without additional capital becoming available.

We will need additional financing to continue to fund our operations. We may raise capital through loans from current stockholders, public or private equity or debt offerings, grants, or strategic arrangements with third parties. There can be no assurance that additional capital will be available to us on acceptable terms, or at all.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

We will need to achieve commercial acceptance of our products to continue to generate revenues and sustain profitability.

We may not be able to successfully commercialize our products, and even if we do, we may not be able to do so on a timely basis. Superior competitive products may be introduced, or customer needs may change, which will diminish or extinguish the commercial uses for our products. We cannot predict when significant commercial market acceptance for our products will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If the markets fail to accept our products, then we may not be able to generate revenues. Our revenue growth and profitability will depend substantially on our ability to manufacture and deploy additional products.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

We may be unable to adequately protect our proprietary rights.

Our success will depend on our ability to obtain and maintain meaningful intellectual property protection for our intellectual property, including our formulas. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Such challenges could have a material adverse effect on the Company's financial results as well as your investment. Our agreement with our one of our manufacturers gives us the right to purchase our formulas from the manufacturer. We may not raise sufficient revenues or capital to purchase such formulas or our manufacture could breach its agreement with us and not sell us the formulas or otherwise it may use such formulas in contradiction of our rights therein, in which case, we may be required to formulate new formulas for our products, which may negatively impact our products.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is unproven and is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Investors have no decision-making authority.

Our Managers have complete discretion over our operations. Investors will have no input into this decision. SAFEs confer no voting or other ownership rights to investors. Further, SAFEs convert to non-voting Units of the Company and investors will have no ability to vote on Company matters if and when the SAFEs convert. All voting will be done by the Class A Interest holders, which are our Managers at this point. Thus, our Managers have complete control over the Company.

We do not anticipate paying any cash dividends.

We presently do not anticipate that we will pay any dividends on any of our Units in the foreseeable future. The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any dividends will be within the discretion of our Managers We presently intend to retain all earnings to implement our business plan; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

We may expend our limited resources to pursue a particular product and may fail to capitalize on products that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we have focused our efforts on particular products. As a result, we may forego or delay pursuit of opportunities with other products that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Any failure to improperly assess potential products could result in missed opportunities and/or our focus on products with low market potential, which would harm our business and financial condition.

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have entered, and may continue to enter, into transactions with related parties for financing, corporate, business development and operational services, as detailed herein. Such transactions may not have been entered into on an arm's-length basis, and we may have achieved more or less favorable terms because such transactions were entered into with our related parties. We rely, and will continue to rely, on our related parties to maintain these services. If the pricing for these services changes, or if our related parties cease to provide these services, including by terminating agreements with us, we may be unable to obtain replacements for these services on the same terms without disruption to our business. This could have a material effect on our business, results of operations and financial condition.

Such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors, which could have a material adverse effect on our liquidity, results of operations and financial condition.

If we or any of our suppliers or third-parties on which we rely for the development, manufacturing, marketing, or sale of our products fails to comply with regulatory requirements applicable to the development, manufacturing,

marketing, and sale of our product candidates, regulatory agencies may take action against us or them, which could significantly harm our business.

Our product candidates, along with the development process, the manufacturing processes, labeling, advertising, and promotional activities for these products, are subject to continual requirements and review by the FDA and state and foreign regulatory bodies. Regulatory authorities subject a marketed product, its manufacturer, and the manufacturing facilities to continual review and periodic inspections. We, our suppliers, third-parties on which we rely, and our and their respective contractors, suppliers and vendors, will be subject to ongoing regulatory requirements, including complying with regulations and laws regarding advertising, promotion and sales of products (including applicable anti-kickback, fraud and abuse and other health care laws and regulations), required submissions of safety and other post-market information and reports, registration requirements,. Regulatory agencies may change existing requirements or adopt new requirements or policies. We, our suppliers, third-parties on which we rely, and our and their respective contractors, suppliers, and vendors, may be slow to adapt or may not be able to adapt to these changes or new requirements.

Failure to comply with regulatory requirements may result in any of the following:

- restrictions on our product candidates or manufacturing processes;

- warning letters;

- withdrawal of the products from the market;

- voluntary or mandatory recall;

- fines;

- suspension or withdrawal of regulatory approvals;

- refusal to approve pending applications or supplements to approved applications that we submit;

- product seizure;

- injunctions; or

- imposition of civil or criminal penalties.

We could be subject to costly product liability claims related to our products.

Since our products are intended for human use, we face the risk that the use of our products may result in adverse side effects to people. We face even greater risks upon further commercialization of our products. An individual may bring a product liability claim against us alleging that one of our products causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

- the inability to commercialize our products;

- decreased demand for our products;

- regulatory investigations that could require costly recalls or product modifications;

- loss of revenue;

- substantial costs of litigation;

- liabilities that substantially exceed our product liability insurance, which we would then be required to pay ourselves;

- an increase in our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, if at all;

- the diversion of management's attention from our business; and

- damage to our reputation and the reputation of our products.

Product liability claims may subject us to the foregoing and other risks, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

The legality of certain products containing hemp derivatives is currently uncertain and the Company could be subject to enforcement action by the FDA and certain state regulatory agencies.

In 2018, the federal Farm Bill removed hemp as a Schedule I drug under the Controlled Substances Act and hemp may now be grown as a commodity crop, with restrictions; however, the 2018 Farm Bill did not specifically legalize CBD. The Farm Bill was extended in 2023 with provisions set to expire September 2024. A 2024 Farm Bill is being considered by Congress. Until Congress promulgates rules and regulations relating to hemp derived cannabinoids, the "legal" status of such, or the processes the Company may have to implement (and at what expense), are still unknowns. A similar paradigm exists under various state laws with which the Company will have to comply. Further, the FDA currently considers the addition of CBD to food products, cosmetics or supplements to be prohibited and also prohibits the advertisement of CBD products with health claims. In addition, the FDA has increased its review of and enforcement against CBD companies. Should the Company become subject to enforcement action by the FDA, it could be forced to spend significant sums defending against such enforcement, pay significant fines and ultimately could be forced to stop offering some or all of its CBD products, which would materially, negatively affect the Company's business and investors' investments. In addition, notwithstanding the intense pressure on FDA to fast-track the CBD approval process, it is likely that the approval process for use of CBD or other cannabinoids in foods, cosmetics or supplements will take years.

Due to the controversy over the cannabis plant within the United States, we face challenges getting our products into stores and into the hands of the end user.

The Company intends to release products that contain CBD derived from hemp. However, it is possible we may face scrutiny and run into issues getting our products into stores due to hesitation by stores to carry any product at all affiliated with the cannabis plant, as well as federal, state and local regulations that may restrict our ability to sell cannabinoid products.

If we fail to comply with government laws and regulations it could have a materially adverse effect on our business.

Our industry is subject to extensive federal, state and local laws and regulations that are extremely complex and for which, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. We exercise care in structuring our operations to comply in all material respects with applicable laws to the extent possible. We will also take such laws into account when planning future operations and acquisitions. The laws, rules and regulations described above are complex and subject to interpretation. In the event of a determination that we are in violation of such laws, rules or regulations, or if further changes in the regulatory framework occur, any such determination or changes could have a material adverse effect on our business. There can be no assurance however that we will not be found in noncompliance in any particular situation.

We may not maintain sufficient insurance coverage for the risks associated with our business operations.

Risks associated with our business and operations include, but are not limited to, claims for wrongful acts committed by our Managers, officers, directors, and other representatives, the loss of intellectual property rights, the loss of key personnel, risks posed by natural disasters and risks of lawsuits from customers who are injured from or dissatisfied with our products. Any of these risks may result in significant losses. We cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

<u>Risks Related to the Offering</u>

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the Offering as herein detailed, our Managers have broad discretion in how to utilize them.

You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately by the Company.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Using a credit card to purchase SAFEs may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the SAFEs you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of California law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

<u>Risks Related to the Securities</u>

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Securities at the offering price (or at any other price), and you risk overpaying for your investment.

The purchase of SAFEs is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this Offering may be significantly diluted.

The SAFEs hereby offered and the units into which they convert will be subject to dilution via the sale of additional membership interest in the Company. Such sales may be on different terms than offered herein. Whether such securities will ultimately be converted into Units is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company.

In addition, the Company is offering bonus rewards for investors who invest within a certain time period. These investors will be issued additional interests in the Co-Issuer (20%, 15%, or 10% depending on the time of investment) and the Co-Issuer will purchase the additional corresponding number of SAFEs from the Company. Therefore, investors receiving bonus interests in the Co-Issuer are effectively receiving a discount on the Securities they purchase. Bonus Securities have identical rights, privileges, preferences as well as restrictions to the Securities to be purchased by investors. The issuance of bonus Securities could cause immediate dilution to your investment.

The purchase prices for the SAFEs have been arbitrarily determined.

The purchase price for the SAFEs for this offering and the valuation cap of the SAFEs have been arbitrarily determined by the Company and bear no relationship to the Company's assets, book value, earnings, or other generally accepted criteria of value. The valuation for the Company used in the Conversion of the SAFEs will be determined by the investors investing in the next round that triggers conversion of the SAFEs, which valuation may not be an accurate reflection of the valuation of the Company at the time.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the SAFEs are being offered, the SAFEs may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Operating Agreement and the SPV Operating Agreement that prohibit transfers unless approved and the transferee and transferor have met other conditions established by our Operating Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager and may divert attention from management of the Company.

An investment in this offering constitutes only an investment in the Co-Issuer, and not in the Company.

A purchase of a membership interest in the Co-Issuer does not constitute an investment in the Company. The Co-Issuer will purchase SAFEs in the Company in an amount equal to the amount of securities sold by the Co-Issuer. All rights of the holder of SAFEs must be implemented through the Co-Issuer by management for the Co-Issuer. Management of the Co-Issuer is the same as management for the Company and such management may face conflicts of interest when asserting rights of the SAFE holder against the Company. Investments in the Co-Issuer will be governed by the operating agreement for the Co-Issuer, which limits voting and transfer of interests.

A SAFE is very different from traditional common stock or preferred stock and it is important to understand these differences in order to make an informed investment decision that is right for you.

A SAFE is an agreement between you, the investor, and the Company in which the Company generally promises to give you a future equity stake in the company if certain trigger events occur. Despite its name, a SAFE may not be "simple" or "safe."

The SEC's Office of Investor Education and Advocacy issued an Investor Bulletin dated May 9, 2017 entitled "Investor Bulletin: Be Cautious of SAFEs in Crowdfunding" which explains these and other risks you may want to consider before investing in this Offering.

SAFEs do not represent current equity stakes in the Company so do not have voting rights.

Investors in this offering will not be able to vote with their SAFE note as they do not represent ownership in the Company.

SAFEs are not common or preferred stock and you are not getting an equity stake in return for your investment.

SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met in order for you to receive your equity stake.

SAFEs may convert to equity if - and only if - a triggering event occurs.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the Company are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results of our operations will be different than the returns anticipated by our Managers and/or that these returns may not be realized in the timeframe projected by our Managers, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

We are offering a Target offering Amount of $5,000.00, and a Maximum Offering Amount up to $1,200,000 of SAFEs in $1.00 increments. The minimum investment for any investor is $500, unless waived by the Company on a case-by-case basis. We must raise an amount equal to or greater than the Target Offering Amount by August 6, 2025. Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Investments will be made through SPV – ABC Recess LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933. Investors will purchase interests in the Co-Issuer and the Co-Issuer will purchase a corresponding number of SAFEs from the Company. Interests in the Co-Issuer will be sold on the same terms as SAFEs in the Company. The ownership of Interests in the SPV will be governed by the SPV Operating Agreement whereas the Co-Issuer's ownership of Securities will be dictated by the terms of the SAFEs being sold in this Offering.

In addition, the Company is offering bonus rewards for investors who invest in the Offering by a particular time. These investors will be issued additional interests in the Co-Issuer and the Co-Issuer will purchase the additional corresponding number of SAFEs from the Company.

Tier I: Investors who invest within the first 30 days of the Offering will receive 20% bonus interests in the Co-Issuer.

Tier II: Investors who invest within the first 45 days of the Offering will receive 15% bonus interests in the Co-Issuer.

Tier III: Investors who invest within the first 60 days of the Offering will receive 10% bonus interests in the Co-Issuer.

* All time periods end at 11:59pm EST (UTC-05:00). By way of example, Tier I rewards begin on the SEC Accepted Date posted for the Form C filing and ends at 11:59pm EST (UTC-05:00) 30 days later.

SAFEs are being offered on a "best efforts" basis.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary and Escrow

In order to purchase the Securities, you must complete the purchase process through our Intermediary, Dalmore Group LLC. All committed funds will be held in escrow with North Capital Private Securities Corp until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees for acting as Intermediary and hosting our funding portal:

$15,000 activation fees;
4% of the amount raised in the Offering, payable in cash from Offering proceeds (each closing of the Offering); and
$2,000 per closing after the initial closing.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount.

Use of Proceeds	Maximum Offering Amount	Target Offering Amount
Fees to Intermediary	$ 48,000.00,	$200
Working Capital(1)	$ 352,000	$4,800
Research and Development	$100,000	$
Inventory	$ 200,000$	
Marketing	$ 500,000$	

(1) Working Capital may be spent on general operations, payroll (including for Managers), rent, utilities, ongoing legal and accounting expenses, and the like. The Company has agreed to collectively pay our Managers $120,000 per year, which may be paid through working capital reserves or revenues.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase SAFEs by completing the subscription process hosted by Dalmore Group, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed by investors prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all SAFEs have been sold or the Offering Deadline. All investors with unaccepted subscriptions commitments will receive notice of their scheduled closing date at least five business days prior to such closing. Investors who are committed as of the date such notice is provided will be able to cancel their investment commitment until 48 hours before the applicable offering closing date.

Investor funds will be held in escrow with North Capital Private Securities Corp until released to the Company following a closing. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary.

The Company will return all funds to investors in the event a Form C-W is filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's members are governed by the Operating Agreement, to which each prospective investor must agree to be bound as a condition to purchasing SAFEs. However, the Co-Issuer will not become a member of the Company until the SAFEs are converted, if ever. The rights and obligations of Investors as members of the Co-Issuer are governed by the operating agreement for the Co-Issuer. The rights of the Co-Issuer as a SAFE holder prior to the conversion to Units will be governed by the terms of the SAFE. Investors should carefully read the operating agreements for Company and Co-Issuer, together with the form of SAFE, which are included herewith as exhibits.

Capital Structure

The Company is authorized to issue two classes of common Units, Class A and Class B. The Company has authorized 1,000,000 Class A Common Units and unlimited Class B Units. SAFEs will convert into Class B Units if and when they convert. The Company is also authorized to issue up to 1,000,000 preferred Units.

SAFEs

The SAFEs being sold in this Offering will convert into shares of the Company's non-voting Class B Units if the Company is able to complete a future offering of equity securities with gross proceeds of at least $1,000,000 (a "Qualified Financing" new securities issued and sold at the close of the Company's next equity financing in one or more offerings relying on Section 4(a)(2) of the Securities Act or Regulation D thereunder for exemption from the registration requirements of Section 5 of the Securities Act, and upon the same terms proposed in such next equity financing to all other investors, in one transaction or a series of related transactions). The SAFE terms include a Valuation Cap of $8,000,000, and are attached as an Exhibit F to this Offering Statement. The SAFEs also include terms under a Liquidity Event, in which, if SAFEs have not converted and before any Qualified Financing, the investor can choose to receive a cash payment equal to the subscription amount (or initial investment) or to receive the number of Class B Units equal to the subscription amount divided by the liquidity price.

Voting and Control/ Minority Investors

Investors will have no rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. SAFEs do not entitle holders to vote on Company matters. In addition, SAFEs sold through this Offering will convert into, if converted, non-voting membership interests in the Company. Our Class A Unit holders will be the only members entitled to vote on Company matters.

As the holders of all of the voting rights in the Company, our Class A Unit holders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the Class A Unit holders may decide to authorize additional Units, amend our Operating Agreement, approve a merger, remove or replace a Manager, change the Company's business plan, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

For matters not subject to member vote, our Manager will manage all the business and affairs of the Company and will have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager deems to be reasonably required to accomplish the business and objectives of the Company, over which Investors will have no control.

Corporate Actions

Additional issuances of securities. Following your investment in the Company, the Company may sell interests to additional investors, which could dilute the percentage interest of the Investor in the Company. The Investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company does not currently have a redemption policy. The Company may repurchase Securities in the event a member dissociates with the Company.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Managers and Class A Unit holders, which are currently one and the same. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's• length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company intends to make future equity issuances outside of this Offering which will dilute Investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more SAFEs, which is its intent, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more interests in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for interests that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily. The price of the SAFEs and/or Interests in the Co-Issuer may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein. Specifically, the conversion price for the SAFEs will be determined by the next round of equity financing that triggers conversion, which valuation may not be based on the value of the Company's assets, revenues, or other related metric.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Finally, there are restrictions in operating agreements for both the Company and Co-Issuer on the transfer of interests therein, respectively.

Distributions

SAFE holders will not be entitled to distributions from the Company. If the SAFEs are converted to Class B Units in the Company, Investors will then be entitled to receive pro rata distributions if and when declared by the Managers of the Company. The Company does not intend to declare distributions in the near future. Allocations of profit and loss will be allocated based on pro rata membership interest percentages.

Co-Issuer

Instead of issuing its Securities directly to investors, the Company has decided to issue its Securities to the Co-Issuer, which will then issue interests in the Co-Issuer to investors. The Co-Issuer has been formed by the Company and the Company will pay all expenses of the Co-Issuer. The Company's use of the Co-Issuer is intended to allow investors in the Co-Issuer to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the Co-Issuer will not result in any additional fees being charged to investors.

The Co-Issuer has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's Securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of Securities of the Company. As a result, an investor investing in the Company through the Co-Issuer will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Outstanding Options, Safes, Convertible Notes, Warrants

20,000 warrants to buy common Units

$_109,500_____ SAFEs $6M Valuation Cap; 15% Discount
$__5,000_____ SAFEs $6M Valuation Cap; 20% Discount
$__153,129_____ SAFEs $8M Valuation Cap; 15% Discount

Transfer Agent and Registrar

We have not engaged a transfer agent and all Securities will be issued in book entry format on the books and records of the Company and Co-Issuer. Investors must rely on our Managers to properly record their SAFE purchases, correlating issuances by the Co-Issuer, and future equity issuances and conversion of the SAFEs.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Reviewed financial statements are attached to this Form C as <u>Exhibit H</u>.

Operations

The Company was formed in California in 2020. Since inception, the Company has formed its business plan, developed its products, begun manufacture and sale of its products, engaged with a a third-party manufacturer, begun brand awareness, and prepared for this Offering. The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. In addition, the Company may make future equity offerings in order to fund its operations.

Revenues increased from $34,836 in 2022 to $51,329 in 2023. The increase was due to more sales and additional product offerings.

Cost of Goods Sold increased from $10,193 in 2022 to $11,020 in 2023 due to our increased sales.

Other operating expenses decreased from $249,415 in 2022 to $241,939 in 2023, due to expenses changed due to existing infrastructure.

Net operating loss decreased from $275,731 in 2022 to $189,052 in 2023. The decrease was due primarily to _the creation of existing infrastructure.

Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

As of December 31, 2023, the Company has $16,212 cash and cash equivalents on hand. The Company is reliant on proceeds from this Offering to fund continued operations.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.

The Company does not currently have any significant capital commitments or significant expenditures outside of its ordinary course of business planned at this time.

Plan of Operations

Our Plan of Operation for the next twelve months is to raise capital to implement our strategy, including acquiring additional inventory of our existing products, expanding our product line and increasing our market presence. We do not have the necessary cash and revenue to satisfy our cash requirements for the next twelve months. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to expand our operations. Although we are not presently engaged in any other capital-raising activities, we anticipate that we may engage in one or more private offering of our Company's securities in the future, which could be on different or better terms than those offered in this Offering. We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Regulation A or conduct another private offering under Section 4(2) of the Securities Act of 1933.

Trends and Uncertainties

Given our limited operating history, we are not aware of any trends that will affect our business in the next year. For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

Outstanding Debt

We currently have $215,000 of debt outstanding to one of our founders ($15,000) and a service provider ($200,000 including $100K for a loan and $100,000 for services performed).

Previous Offerings of Securities

The Company has conducted several previous offerings of SAFEs. It conducted a sale of SAFEs in 2021 at a $6m valuation cap and 15% discount, in 2022 at a $6M valuation cap and 15% discount, in 2022 at a $6M valuation cap ad 20% discount, in 2022 at a $6M valuation cap and 20% discount, in 2022 at a $8M valuation Cap and 15% discount, and 2024 at a $6M valuation cap and 15% discount. The Company has also issued SAFEs and warrants in connection with service providers. All offered securities were sold pursuant to Section 4(a)(2) and/or regulation D under the Securities Act.


TRANSACTIONS WITH RELATED PERSONS
AND CONFLICTS OF INTEREST


Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Below, the Company has disclosed transactions since our inception to the date of this offering statement, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has received a loan from one of its Managers. The loan balance as of December 31, 2023 was $15,000. The Company may elect to use Offering proceeds to repay such loan.

In 2023, the Company received from a service provider a loan for $100,000. The proceeds of the loan are being held by the service provider and disbursed as needed, primarily for offering related expenses. We also owe the service provider $100,000 for services performed and issued the service provider a SAFE for $100,000.

Conflicts of Interest

The proposed method of operation of the Company and Company creates certain inherent conflicts of interest among the Company, our Manager, the members, and their affiliates. Our Manager and its affiliates may act, and are acting, as management of other entities, including the Co-Issuer. Further, our Manager and its affiliates may be involved with other investments or businesses. To the extent their time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

Our Manager and its agents will experience conflicts of interest in the event there is a dispute between the Company and the Co-Issuer.

The existence of our Managers' interest in distributions via Class A Units may create an incentive for our Managers to make more risky business decisions than they would otherwise make in the absence of such interest.

Our Managers and their affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to our Manager and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

MATERIAL TAX CONSIDERATIONS

Potential Investors should be aware of the material Federal and State income tax aspects of holding Units in an LLC, which applies to investments in the Co-Issuer and the Co-Issuer's holdings of Units in the Company, if the SAFEs convert. Investors should consult with their tax professional to determine the effects of the tax treatment of investment in Securities with respect to their individual situation. Notwithstanding the following, the Company and/or Co-Issuer may elect to be taxed as corporations, in which case the following discussion would not apply and Investors would supply receive 1099 DIV. No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective Investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, Investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be "written advice," as defined in Circular 230 published by the U.S. Treasury Department.

Reporting Status of the Company

The Company will elect to be treated as a partnership for Federal and State income tax purposes. By maintaining partnership tax status, the Company will not report income or loss at the Company level but will report to each member their pro rata share of profits and losses from operations and disposition. This process will make the Company a pass-through entity for tax purposes.

Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not generally a taxable entity. A member will be required to report on their federal tax return their distributable share of partnership profit, loss, gain, deductions, or credits. cash distributions may or may not be taxable, depending on whether such cash distribution is being treated as a return of capital or a return on investment. Tax treatment of the cash distributions will be treated according to appropriate tax accounting procedure as determined by the Company's tax advisor.

Basis of the Company

An original tax basis will be established for the Company. The tax basis of the Company will be adjusted during the operations of the Company under applicable partnership tax principles.

Basis of a Member

A member will establish their original tax basis based on the amount of their initial capital contribution. Each member's tax basis will be adjusted during operations of the Company by principles of subchapter K of the Internal Revenue Code. A member may deduct, subject to other tax regulations and provisions, their share of Company losses only to the extent of the adjusted basis of their interest in the Company. Members should seek qualified tax advice regarding the deductibility of any Company losses.

Deductibility of Prepaid and Other Expenses

The Company will incur expenditures for legal fees in association with the set-up of the Company. These expenditures will be capitalized and will be deducted on dissolution of the Company based on current tax law.

The Company will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the members. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

Taxable Gain

Members may receive taxable income from Company operations, from the sale or other disposition of a member's SAFEs, from disposition of the Company assets, or from phantom income. Presently, the maximum Federal tax rate on cost recovery recapture is twenty-five percent (25%). The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Investors should check with their tax professional for information as to what capital gains tax rate applies to them.

From Operations

Our Manager is projecting that there will be taxable income to distribute to the members on the Schedule K-1 report provided to each member annually.

From Disposition, Dissolution and Termination

On disposition of the Company assets or on dissolution and termination of the Company, which will likely be caused by the sale of the Company assets, the members may be allocated taxable income that may be treated as ordinary income or capital gain.

In addition, the members may receive an adjustment in their capital account(s) that will either increase or decrease the capital gain to be reported. The Agreement describes the operation of capital accounts for the Company and the members.

From Sale or Other Disposition of a Member's SAFEs

A member may be unable to sell their SAFEs in the Company, as there may be no market. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a member's SAFEs, the member will report taxable gain to the extent that the sale price of the Interest exceeds the member's adjusted tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the member and will be taxed at the cost recovery tax rate in effect at that time. members should seek advice from their qualified tax professional in the event of the sale of the member's Interest.

Phantom Income

It may occur that in any year the members will receive an allocation of taxable income and not receive any cash distributions. This event is called receiving phantom income as the member has taxable income to report but receives no cash. In this event, the members may owe tax on the reportable income, which the member will need to pay out of pocket.

Unrelated Business Income Tax (UBIT)

An Investor who is tax exempt (such as a charitable organization), or who acquires SAFEs through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to Unrelated Business Income Tax (UBIT). Our Manager recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Audits

Election Out of Bipartisan Budget Act Audit Rules

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership's timely filed return. The Partnership Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual member is used for income tax reporting purposes. The election must be made annually on the partnership's timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election out.

It is the intent of the Company to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Company will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Company based on the tax classification of the members.

Members will be required timely to furnish the Company with the information necessary to make the annual election, and the Company will be authorized to provide such information to the IRS.

Push Out Election (Audit)

The "push out" election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the "push out" election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner's share of the adjustment.

If the Company fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Company intends to elect the application of the "push out" procedures. In the event of a push out, or if the "push out" is not effective, a former member may owe additional tax if they were a member during the reviewed year.

RETIREMENT TURSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member that is an employee benefit plan or trust (an "ERISA Plan") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), or an individual retirement account ("IRA") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, Our Manager of the Company would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "Plan Regulations") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in each of the Properties of the entity, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the Company assets will constitute "plan assets" of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the members' membership interests so that equity participation of benefit plan investors will not be considered "significant." The Company reserves the right, however, to waive the twenty-five percent (25%) limitation.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website http://allbetterco.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Updates

Updates on the status of this Offering may be found at the Company's investment portal at: https://allbetterco.dalmoredirect.com/.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Company Articles of Organization
Exhibit C	Company Operating Agreement
Exhibit D	Co-Issuer Articles of Organization
Exhibit E	Co-Issuer Operating Agreement
Exhibit F	Form SAFE
Exhibit G	Subscription Agreement
Exhibit H	Company Financial Statements
Exhibit I	Co-Issuer Financial Statements
Exhibit J	Agreement with Dalmore
Exhibit K	Escrow Agreement